

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Maria Reda
General Counsel
Steel Connect, Inc.
200 Midway Lane
Smyrna, TN 37167

>   **Re: Steel Connect, Inc.**
>   **Schedule 13E-3/A filed August 2, 2022**
>   **SEC File No. 5-43347**
>   **Filed by Steel Partners Holdings, LP et al.**
>
>   **PRER14A filed August 2, 2022**
>   **SEC File No. 1-35319**

Dear Ms. Reda:

We have reviewed your revised filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement and all page references are to that amended document.

Schedule 13E-3/A filed August 3, 2022

June 12, 2022 Financial Presentation, page 38

1.   Refer to comment 8 in our original comment letter. While we note the revised disclosure in the comparable companies and comparable transactions subsections, describe how Houlihan Lokey's "professional judgment and experience" were exercised to select these particular companies and transactions in the supply chain and third-party logistics services industries.

Proposal No. 2: The Amendment Proposal, page 97

2.   Refer to comment 11 in our original comment letter and the responsive revisions on page 97 of the preliminary proxy statement. We still are unclear what will happen if this proposal does not pass but the Merger is approved. Please revise.

General

3.   Refer to comment 2 in our original comment letter. It is unclear from your response whether Imperial Capital did not provide any oral or written reports (within the meaning of Item 9 of Schedule 13E-3), or whether Imperial Capital did not provide any written or oral reports that you believe are materially related to this transaction, for purposes of Item 9 and Item 1015 of Regulation M-A. If the latter, please explain why you believe the oral or written feedback from Imperial is not encompassed by those disclosure requirements and provide any written materials supplementally for our consideration. If it is your assertion that Imperial did not provide any written or oral materials or feedback related to the going private transaction, please revise the disclosure in the proxy statement to describe what it did as Parent's financial advisor.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at (202) 551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions

cc: Colin Diamond, Esq.